UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      March 29, 2006


Mr. George Shaw
President
Energas Resources, Inc.
800 Northeast 63rd Street
Oklahoma City, Oklahoma 73105

      Re:	Energas Resources, Inc.
      	Post-Effective Amendment No. 3 to Form SB-2
      	Filed March 21, 2006
      	File No. 333-119075

      	Energas Resources, Inc.
      	Amendment No. 1 to Form SB-2
      	Filed March 21, 2006
      	File No. 333-132276

      	Form 10-KSB/A for the fiscal year ended January 31, 2005
      	Form 10-QSB/A for the fiscal quarters ended April 30, 2005;
July 31,
      2005 and October 31, 2005
		File No.  000-33259

Dear Mr. Shaw:

      We have reviewed your amended filings referenced above and have the following comments.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  	In your response to this comment letter, please include the
company acknowledgments that we request on page 3 of this letter.
Please also clarify in your response that it covers both registration statements on Form S-B, the Form 10-K/A and Forms 10-Q/A.

Post-Effective Amendment No. 3 to Form SB-2 and Amendment No. 1 to
Form SB-2

General

2.	Please update your financial statements as indicated in Rule
310(g) of Regulation S-B. Please also correspondingly update all the related financial disclosure in each registration statement, including Management`s Discussion and Analysis and Plan of Operations.

3.	Please provide a currently dated consent from the independent accountants in the next amendments.

Management

Transactions With Related Parties

4.	Prior Comment 3.  We note that you updated the language to
state
that the warrants issued to Mr. Tyson expired on September 30, 2005.
We note, however, that the disclosure in the next sentence regarding
Mr. Tyson`s warrants is only as of August 31, 2004. Please update this disclosure to September 30, 2005.

Form 10-KSB/A for the fiscal year ended January 31, 2005

Forms 10-QSB/A for the fiscal quarters ended April 30, 2005; July
31,
2005 and October 31, 2005

Controls and Procedures

5.	Prior comment 7.  Please amend each of your filings to delete the qualifying language "To the knowledge of Mr. Shaw."



Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
















      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	William T. Hart, Esq.
      D. Levy
Mr. George Shaw
Energas Resources, Inc.
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